UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three and nine months ended September 30, 2017

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our,” “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Connect’s direct wholly-owned subsidiary, (7) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (8) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2016, as amended by Amendment No.1 on Form 20-F/A filed on October 11, 2017 (the “Form 20-F”) the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	potential adverse reactions or changes to business or employee relationships resulting from the termination of the proposed OneWeb/SoftBank Transactions (See Note 1—General— Terminated Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank);

•	competitive responses to the terminated OneWeb/SoftBank Transactions;

•	diversion of management’s attention from ongoing business operations and opportunities as a result of the terminated OneWeb/SoftBank Transactions;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2016	As of September 30, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$580,694
Restricted cash	—	17,541
Receivables, net of allowance of $54,744 in 2016 and $44,372 in 2017	203,036	194,953
Prepaid expenses and other current assets	55,908	59,125

Total current assets	924,968	852,313
Satellites and other property and equipment, net	6,185,842	6,028,395
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	360,147
Other assets	365,834	403,480

Total assets	$12,942,009	$12,717,862

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$97,599
Taxes payable	16,733	8,343
Employee related liabilities	50,178	31,208
Accrued interest payable	204,840	295,030
Current portion of long-term debt	—	96,527
Deferred satellite performance incentives	23,455	23,855
Deferred revenue	157,684	169,040
Other current liabilities	64,786	45,642

Total current liabilities	733,663	767,244
Long-term debt, net of current portion	14,198,084	14,120,002
Deferred satellite performance incentives, net of current portion	210,706	220,477
Deferred revenue, net of current portion	906,744	824,393
Deferred income taxes	168,445	168,693
Accrued retirement benefits	186,284	175,739
Other long-term liabilities	148,081	126,391
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,190
Paid-in capital	2,156,911	2,171,011
Accumulated deficit	(5,715,931)	(5,804,708)
Accumulated other comprehensive loss	(76,305)	(73,040)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,705,547)
Noncontrolling interest	24,147	20,470

Total liabilities and shareholders’ deficit	$12,942,009	$12,717,862

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Revenue	$542,727	$538,759	$1,637,353	$1,610,472
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	88,460	78,111	254,334	242,003
Selling, general and administrative	58,948	47,873	175,244	152,343
Depreciation and amortization	174,909	178,742	520,869	535,384

Total operating expenses	322,317	304,726	950,447	929,730

Income from operations	220,410	234,033	686,906	680,742
Interest expense, net	243,039	261,834	694,937	756,180
Gain (loss) on early extinguishment of debt	219,560	(4,565)	350,962	(4,109)
Other income (expense), net	324	1,797	(1,084)	3,814

Income (loss) before income taxes	197,255	(30,569)	341,847	(75,733)
Provision for (benefit from) or income taxes	650	(1,153)	11,538	10,125

Net income (loss)	196,605	(29,416)	330,309	(85,858)
Net income attributable to noncontrolling interest	(983)	(996)	(2,932)	(2,919)

Net income (loss) attributable to Intelsat S.A.	$195,622	$(30,412)	$327,377	$(88,777)

Cumulative preferred dividends	—	—	—	—

Net income (loss) attributable to common shareholders	$195,622	$(30,412)	$327,377	$(88,777)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$1.66	$(0.26)	$2.89	$(0.75)
Diluted	$1.65	$(0.26)	$2.77	$(0.75)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share amounts)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net income (loss)	$196,605	$(29,416)	$330,309	$(85,858)
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs and other, net of tax	(1)	27	(3)	23
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	532	566	1,596	1,651
Marketable securities:
Unrealized gains on investments, net of tax	137	147	254	429
Reclassification adjustment for realized gain on investments, net of tax	(17)	(32)	(28)	(61)
Derivatives:
Unrealized gain on fair value of derivatives, net of tax	—	329	—	1,223

Other comprehensive income	651	1,037	1,819	3,265

Comprehensive income (loss)	197,256	(28,379)	332,128	(82,593)
Comprehensive income attributable to noncontrolling interest	(983)	(996)	(2,932)	(2,919)

Comprehensive income (loss) attributable to Intelsat S.A.	$196,273	$(29,375)	$329,196	$(85,512)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Cash flows from operating activities:
Net income (loss)	$330,309	$(85,858)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	520,869	535,384
Provision for doubtful accounts	26,153	(5,891)
Foreign currency transaction gain	(4,141)	(2,363)
Loss on disposal of assets	—	26
Share-based compensation	18,028	13,848
Deferred income taxes	(8,512)	(10,610)
Amortization of discount, premium, issuance costs and related costs	17,643	36,191
(Gain) loss on early extinguishment of debt	(350,962)	4,109
Unrealized gains on derivative financial instruments	(764)	—
Amortization of actuarial loss and prior service credits for retirement benefits	2,521	2,537
Other non-cash items	1,166	(301)
Changes in operating assets and liabilities:
Receivables	(4,565)	14,611
Prepaid expenses and other assets	(39,830)	(1,783)
Accounts payable and accrued liabilities	(3,381)	(43,447)
Accrued interest payable	143,058	90,190
Deferred revenue	(37,517)	(85,272)
Accrued retirement benefits	(7,148)	(10,545)
Other long-term liabilities	(6,932)	(8,734)

Net cash provided by operating activities	595,995	442,092

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(620,471)	(404,122)
Purchase of cost method investments	(4,000)	(16,000)
Capital contributions to unconsolidated affiliates	(6,678)	(23,355)
Proceeds from insurance settlements	—	28,351

Net cash used in investing activities	(631,149)	(415,126)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,250,000	1,500,000
Repayment of long-term debt	(328,569)	(1,500,000)
Debt issuance costs	(25,809)	(21,188)
Payments on tender, debt exchange and consent	(34,009)	(14)
Dividends paid to preferred shareholders	(4,959)	—
Other payments for satellites	(18,333)	(35,396)
Principal payments on deferred satellite performance incentives	(12,734)	(33,976)
Dividends paid to noncontrolling interest	(6,765)	(6,596)
Restricted cash for collateral	—	(17,530)
Other financing activities	1,942	678

Net cash provided by (used in) financing activities	820,764	(114,022)

Effect of exchange rate changes on cash and cash equivalents	716	1,726

Net change in cash and cash equivalents	786,326	(85,330)
Cash and cash equivalents, beginning of period	171,541	666,024

Cash and cash equivalents, end of period	$957,867	$580,694

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$537,313	$631,676
Income taxes paid, net of refunds	17,980	30,394
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$64,335	$17,294
Capitalization of deferred satellite performance incentives	69,909	44,445
Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	$480,200	$—
Restricted cash used	(480,200)	—
Restricted cash—letters of credit collateral	—	17,530

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2017

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2016 on file with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Terminated Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank

In February 2017, Intelsat entered into a combination agreement (as amended, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), which provided for a combination of the businesses of Intelsat and OneWeb pursuant to a merger (the “OneWeb Combination”), and Intelsat entered into a share purchase agreement (as amended, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), which provided for a cash investment by SoftBank in exchange for shares of Intelsat (the “SoftBank Investment” and, together with the OneWeb Combination, the “OneWeb/SoftBank Transactions”). The consummation of the OneWeb/SoftBank Transactions was conditioned on the successful completion of debt exchange offers for certain outstanding notes of Intelsat Jackson, Intelsat Luxembourg and ICF. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and Intelsat subsequently received termination notices from OneWeb and SoftBank terminating the Combination Agreement and Share Purchase Agreement, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in ASU 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

•	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The standard affects certain narrow aspects of the guidance issued in ASU 2014-09.

We are still in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method. We are finalizing our accounting positions under ASU 2014-09, as amended, including the significant judgments and estimates required. We are evaluating and directing the implementation of the new revenue recognition standard and related amendments.

In preparation for adoption of the new guidance, we have assessed contracts entered into with key customers and other forms of agreements with customers globally and have evaluated the provisions under the five-step model specified by the new guidance. Based on our initial assessment, we anticipate that the adoption of the new standard will impact the amount of total consideration for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to all performance obligations in arrangements, accounting for contract modifications, and additional disclosures. We have identified all contracts with prepayment provisions and determined that certain contracts contain a significant financing component primarily due to the length of time between when payment is received and when the transfer of services to the customer occurs. Further, we currently expense sales commissions under our sales incentive program as incurred. Under the new standard, we believe we will be required to defer and amortize a portion of these commissions as contract costs over the life of the contract.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, and for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During both the three months and nine months ended September 30, 2016, the amendments in ASU 2016-18 would have resulted in reclassification of $480.2 million, currently presented as debt financing and restricted cash received under supplemental disclosure of non-cash financing activities, to proceeds from issuance of long-term debt under cash flows from financing activities. During both the three months and nine months ended September 30, 2017, the amendments in ASU 2016-18 would have resulted in elimination of $17.5 million, currently presented as restricted cash – letters of credit collateral under supplemental disclosure of non-cash financing activities, and elimination of $17.5 million outflow from restricted cash for collateral.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to retained earnings on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to retained earnings to be between $4 million and $10 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we expect the amendments in ASU 2017-04 to simplify the process of testing for goodwill impairment, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under ASU 2017-09 modification accounting is required only if the fair value (or calculated intrinsic value, if those amounts are being used to measure the award under ASC 718), the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The amendment should be applied prospectively to an award modified on or after the adoption date. We do not anticipate this ASU will have a material impact on our consolidated financial statements and associated disclosures. We will continue to evaluate the impact of ASU 2017-09 as any modifications will occur.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At September 30, 2017, there were 119.0 million common shares issued and outstanding.

On May 1, 2016, each of our 5.75% Series A Mandatorily convertible junior non-voting preferred shares (the “Series A Preferred Shares”) automatically converted into 2.7778 common shares, based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. The automatic conversion for a total of 9.6 million new common shares was recorded on May 2, 2016.

Note 3 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Numerator:
Net income (loss)	$196,605	$(29,416)	$330,309	$(85,858)
Net income attributable to noncontrolling interest	(983)	(996)	(2,932)	(2,919)

Net income (loss) attributable to Intelsat S.A.	195,622	(30,412)	327,377	(88,777)

Net income (loss) attributable to common shareholders	195,622	(30,412)	327,377	(88,777)
Numerator for Basic EPS—income (loss) available to common shareholders	195,622	(30,412)	327,377	(88,777)
Numerator for Diluted EPS	195,622	(30,412)	327,377	(88,777)
Denominator:
Basic weighted average shares outstanding (in millions)	117.8	119.0	113.4	118.7
Weighted average dilutive shares outstanding (in millions):
Preferred shares (in millions)	—	—	4.2	—
Employee compensation related shares including options and restricted stock units (in millions)	0.8	—	0.7	—

Diluted weighted average shares outstanding (in millions)	118.6	119.0	118.3	118.7
Basic net income (loss) per common share attributable to Intelsat S.A.	$1.66	$(0.26)	$2.89	$(0.75)

Diluted net income (loss) per common share attributable to Intelsat S.A.	$1.65	$(0.26)	$2.77	$(0.75)

Due to a net loss for the three and nine months ended September 30, 2017, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 6.0 million and 2.7 million (consisting of restricted share units and options to purchase common shares) for the three months ended September 30, 2016 and 2017, respectively, and 6.4 million and 5.4 million for the nine months ended September 30, 2016 and 2017, respectively.

Note 4 Share-Based and Other Compensation Plans

In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve accounting for share-based payment transactions as part of the FASB’s simplification initiative. We adopted this ASU in the first quarter of 2017 and are recognizing forfeitures as they occur. The adoption did not have a material impact on our consolidated financial statements and associated disclosures.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the nine months ended September 30, 2016 and 2017, we recorded compensation expense of $18.0 million and $13.8 million, respectively.

Option modifications

During the nine months ended September 30, 2016, we amended 1.2 million stock options under the 2008 Equity Plan (including 0.7 million of anti-dilution options), and 0.4 million stock options under the 2013 Equity Plan in order to modify the exercise prices to $4.16 for the anti-dilution options and to $3.77 for the remainder. As a result of the change, we estimated the difference between fair value of the amended options and the fair value of the original awards before settlement. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used for the amended options and the original awards before amendment: risk-free interest rates of 0.8% to 1.5%; dividend yields of 0.0%; expected volatility of 50-60%; and expected life of one to four years.

All such options were fully vested and we recognized additional compensation expense associated with the modifications of $2.0 million for the nine months ended September 30, 2016.

There were no option modifications during the nine months ended September 30, 2017.

Time-based RSUs

We granted 1.2 million time-based RSUs during the nine months ended September 30, 2017. These RSUs vest on average over three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the nine months ended September 30, 2017 was $4.28 per RSU.

Performance-based RSUs

We granted 0.8 million performance-based RSUs during the nine months ended September 30, 2017. These RSUs vest after three years from the date of grant upon achievement of an adjusted EBITDA target and achievement of a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index as defined in the grant agreement.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the nine months ended September 30, 2017 was $2.79 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and put option embedded derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have any transfers between Level 1 and Level 2 fair value measurements during the nine months ended September 30, 2017.

	Fair Value Measurements at December 31, 2016
	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Marketable securities(1)	$5,381	$5,381	$—	$—

Total assets	$5,381	$5,381	$—	$—

Liabilities
Put option embedded derivative(2)	$1,496	$—	$—	$1,496

Total liabilities	$1,496	$—	$—	$1,496

	Fair Value Measurements at September 30, 2017
	As of September 30, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Marketable securities(1)	$5,713	$5,713	$—	$—

Total assets	$5,713	$5,713	$—	$—

Liabilities
Put option embedded derivative(2)	$167	$—	$—	$167

Total liabilities	$167	$—	$—	$167

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.0 million at December 31, 2016 and $4.6 million at September 30, 2017. We sold marketable securities with a cost basis of $0.5 million during the nine months ended September 30, 2017 and recorded a nominal gain on the sale, which was included within other income (expense), net in our consolidated statement of operations.
(2)	We valued the contingent put option embedded within ICF’s 12.50% Senior Notes due 2022 (the “2022 ICF Notes”) using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the nine months ended September 30, 2017, we made cash contributions to the defined benefit retirement plan of $2.0 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2017 will be approximately $0.9 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2017 will be approximately $4.1 million.

Included in accumulated other comprehensive loss at September 30, 2017, is $121.3 million ($76.5 million, net of tax) that has not yet been recognized in the net periodic pension cost, which includes unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of operations for the three and nine months ended September 30, 2017. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(1)	$16	$(2)	$14
Selling, general and administrative	—	11	(1)	9

Total	$(1)	$27	$(3)	$23

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$326	$345	$989	$1,009
Selling, general and administrative	206	221	607	642

Total	$532	$566	$1,596	$1,651

Realized gain on investments included in:
Other expense, net	$(17)	$(32)	$(28)	$(61)

Total	$(17)	$(32)	$(28)	$(61)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Interest cost	$4,046	$3,695	$12,137	$11,084
Expected return on plan assets	(6,384)	(6,103)	(19,151)	(18,308)
Amortization of unrecognized net loss	842	938	2,527	2,813

Total benefit	$(1,496)	$(1,470)	$(4,487)	$(4,411)

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Interest cost	$841	$717	$2,522	$2,152
Amortization of unrecognized prior service credits	(2)	(2)	(6)	(6)
Amortization of unrecognized net gain	—	(114)	—	(342)

Total costs	$839	$601	$2,516	$1,804

(b) Other Retirement Plans

In connection with the amendment of the defined benefit retirement plan in the first quarter of 2015, the two defined contribution retirement plans we previously maintained for the benefit of our employees in the United States, were merged into a single plan, which is qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for these plans of $7.3 million and $5.9 million during the nine months ended September 30, 2016 and 2017, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2016	As of September 30, 2017
Satellites and launch vehicles	$10,363,771	$10,618,226
Information systems and ground segment	727,929	790,217
Buildings and other	250,369	260,446

Total cost	11,342,069	11,668,889
Less: accumulated depreciation	(5,156,227)	(5,640,494)

Total	$6,185,842	$6,028,395

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2016 and September 30, 2017 included construction-in-progress of $1.1 billion and $0.7 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $79.0 million and $46.7 million were capitalized during the nine months ended September 30, 2016 and 2017, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Recent Satellite Launches

On August 24, 2016, we successfully launched our Intelsat 33e satellite into orbit. Intelsat 33e is the second of six high-throughput satellites (“HTS”) within our Intelsat EpicNG platform, featuring high-performance spot beams and an advanced digital payload. Due to a malfunction in the primary thruster for orbit raising, Intelsat 33e arrived at its 60ºE orbital location in December 2016 and entered into service in late January 2017. In addition, in February 2017, measurements indicated higher than expected fuel use while performing stationkeeping maneuvers. A failure review board was established to determine the cause of the primary thruster failure and a separate team to investigate fuel use anomalies. As of September 30, 2017, these investigations were ongoing and final conclusions have not been reached. We continue to participate in the investigations. We filed a loss claim in March 2017 with our insurers relating to the loss of life for approximately $78 million. The claim is still in process and we have received approximately $28.4 million in cash from certain insurers. Intelsat 33e is fully operational, delivering commercial-grade services for enterprise, fixed and mobile network operators, aeronautical and maritime mobility service providers, and for government customers in the Africa, Europe, Middle East and Asia regions.

Intelsat 32e, a customized payload positioned on a third-party satellite, was successfully launched on February 14, 2017. Intelsat 32e is the third of six in our planned Intelsat EpicNG fleet, featuring high-performance spot beams. Intelsat 32e increases our service capabilities over the in-demand North Atlantic and Caribbean regions, supplying services for applications such as in-flight connectivity for commercial flights and passenger and commercial broadband for cruise lines and shipping vessels. Intelsat 32e entered into service in March 2017.

On July 5, 2017, we successfully launched our Intelsat 35e satellite into orbit. The fourth of our Intelsat EpicNG next-generation high-throughput satellites, Intelsat 35e will deliver high-performance services in C- and Ku-bands. The Intelsat 35e Ku-band services include a customized high power wide beam for direct-to-home (“DTH”) service delivery in the Caribbean, as well as services for mobility and government applications in the Caribbean, trans-Europe to Africa and the African continent. Intelsat 35e entered into service in August 2017.

Intelsat 37e, the fifth satellite in the Intelsat EpicNG fleet, was successfully launched on September 29, 2017. The all-digital Intelsat 37e is the first high-throughput satellite to offer full, high-resolution interconnectivity between C-, Ku- and Ka- bands delivering additional services and improved throughput to support enterprise, broadband, government and mobility applications in the Americas, Africa and Europe. Intelsat 37e is expected to enter into service in the first quarter of 2018.

Note 8 Investments

We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”). Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). In addition, Horizons 3 is discussed in greater detail below. Additionally, we have cost method investments where we have a minority investment, discussed further below.

(a) Horizons Holdings

Our first joint venture with JSAT International, Inc. (“JSAT”) is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $48.3 million and $41.0 million as of December 31, 2016, and September 30, 2017, respectively. Total liabilities for the same periods were immaterial.

We have a revenue sharing agreement with JSAT related to services sold on the Horizons-1 and Horizons-2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $6.2 million and $4.7 million as of December 31, 2016, and September 30, 2017, respectively.

(b) Horizons 3 Satellite LLC

On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, named Horizons 3, was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite to be located at the 169ºE orbital location.

Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are not the primary beneficiary, and therefore, do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting and the investment balance was $31.1 million and $54.5 million as of December 31, 2016 and September 30, 2017, respectively.

In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $10.3 million and $21.1 million during the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.

(c) Cost Method Investments

Our cost method investments recorded in other assets in our condensed consolidated balance sheets had a total carrying value of $29.0 million as of December 31, 2016 and $45.0 million as of September 30, 2017. The balance as of September 30, 2017 consists of 4 minority investments.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interest

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2016	$(4,649,565)	$29,212	$(4,620,353)
Net income	990,197	3,915	994,112
Dividends paid to noncontrolling interests	—	(8,980)	(8,980)
Share-based compensation	23,089	—	23,089
Postretirement/pension liability adjustment	2,041	—	2,041
Other comprehensive income	93	—	93

Balance at December 31, 2016	$(3,634,145)	$24,147	$(3,609,998)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2017	$(3,634,145)	$24,147	$(3,609,998)
Net income (loss)	(88,777)	2,919	(85,858)
Dividends paid to noncontrolling interests	—	(6,596)	(6,596)
Share-based compensation	14,110	—	14,110
Unrealized gain on fair value of derivatives	1,223	—	1,223
Postretirement/pension liability adjustment	1,674	—	1,674
Other comprehensive income	368	—	368

Balance at September 30, 2017	$(3,705,547)	$20,470	$(3,685,077)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2016	As of September 30, 2017
Goodwill(1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2016			As of September 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(669,045)	$74,715	$743,760	$(682,080)	$61,680
Customer relationships	534,030	(216,907)	317,123	534,030	(235,563)	298,467

Total	$1,277,790	$(885,952)	$391,838	$1,277,790	$(917,643)	$360,147

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $36.4 million and $31.7 million for the nine months ended September 30, 2016 and 2017, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2016		As of September 30, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$410,000	$96,650	$92,784
Unamortized prepaid debt issuance costs on 6.75% Senior Notes	(5,746)	—	(123)	—
7.75% Senior Notes due June 2021	2,000,000	640,000	2,000,000	1,290,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(16,588)	—	(14,165)	—
8.125% Senior Notes due June 2023	1,000,000	295,000	1,000,000	625,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(9,764)	—	(8,872)	—
12.5% Senior Notes due November 2024	—	—	403,350	331,417
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	—	—	(211,339)	—

Total Intelsat Luxembourg obligations	3,467,902	1,345,000	3,265,501	2,339,201

Intelsat Connect Finance:
12.5% Senior Notes due April 2022	$731,884	$475,725	$731,892	$717,254
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(297,257)	—	(275,274)	—

Total Intelsat Connect Finance obligations	434,627	475,725	456,618	717,254

Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	$490,000	$543,900	$490,000	$583,100
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(20,243)	—	(18,261)	—
8.0% Senior Secured Notes due February 2024	1,349,678	1,383,420	1,349,678	1,450,904
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(6,005)	—	(5,547)	—
7.25% Senior Notes due October 2020	2,200,000	1,716,000	2,200,000	2,117,500
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(6,756)	—	(5,563)	—
7.25% Senior Notes due April 2019	1,500,000	1,260,000	—	—
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(5,886)	—	—	—
7.5% Senior Notes due April 2021	1,150,000	879,750	1,150,000	1,092,500
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(6,828)	—	(5,778)	—
5.5% Senior Notes due August 2023	2,000,000	1,340,000	2,000,000	1,700,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(14,900)	—	(13,468)	—
9.75% Senior Notes due July 2025	—	—	1,500,000	1,522,500
Unamortized prepaid debt issuance costs on 9.75% Senior Notes	—	—	(20,713)
Senior Secured Credit Facilities due June 2019	3,095,000	3,013,756	3,095,000	3,083,393
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(21,682)	—	(15,227)	—

Total Intelsat Jackson obligations	11,702,378	10,136,826	11,700,121	11,549,897

Eliminations:
6.75% Senior Notes due June 2018 owned by Intelsat Connect Finance	$(402,570)	$(330,107)	$—	$—
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	5,490	—	—	—
7.75% Senior Notes due June 2021 owned by Intelsat Connect Finance	(979,168)	(313,334)	(979,168)	(631,563)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	8,121	—	6,935	—
8.125% Senior Notes due June 2023 owned by Intelsat Connect Finance	(111,663)	(32,941)	(111,663)	(69,789)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	1,090	—	991	—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes due April 2022	71,877	—	68,844	—
12.5% Senior Notes due November 2024 owned by Intelsat Connect Finance	—	—	(402,595)	(330,797)
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	—	—	210,945	—

Total eliminations:	(1,406,823)	(676,382)	(1,205,711)	(1,032,149)

Total Intelsat S.A. long-term debt	$14,198,084	$11,281,169	$14,216,529	$13,574,203

Less current portion of long-term debt:
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$—		$96,650
Unamortized prepaid debt issuance costs on 6.75% Senior Notes	—		(123)

Total current portion of long-term debts:	—		96,527

Total long-term debt, excluding current portion	$14,198,084		$14,120,002

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2.

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Intelsat Jackson was required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

In January 2017, Intelsat Jackson permanently reduced the revolving credit commitments under the Intelsat Jackson Secured Credit Agreement from $450 million to $35 million. In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.70 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.15 to 1.00 as of September 30, 2017.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF, together with $25 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

Intelsat Jackson, Intelsat Luxembourg and ICF Exchange Offers Related to the Combination Agreement

In March 2017, in connection with the Combination Agreement, each of ICF, Intelsat Jackson and Intelsat Luxembourg commenced offers to exchange any and all of their respective outstanding senior unsecured notes. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and accordingly had been terminated.

July 2017 Intelsat Jackson Senior Notes Refinancing

On July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 (the “2025 Jackson Notes”). These notes are guaranteed by all of Intelsat Jackson’s subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson’s parent entities. Also on July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019. In connection with the satisfaction and discharge, we recognized a loss on early extinguishment of debt of $4.6 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Note 11 Derivative Instruments and Hedging Activities

Put Option Embedded Derivative Instrument

The 2022 ICF Notes contain a contingent put option clause within the host contract, which affords the holders of the notes the option to require us to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. We concluded that the contingent put option required bifurcation in accordance with ASC 815, and have recorded the embedded derivative at fair value on the consolidated balance sheet in “Other liabilities.” We estimated the fair value of the put option derivative using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. The fair value of the embedded derivative was $1.5 million as of December 31, 2016 and $0.2 million as of September 30, 2017.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	As of December 31, 2016	As of September 30, 2017
Put option embedded derivative	Other liabilities	$1,496	$167

Total derivatives		$1,496	$167

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States (“U.S.”) and the United Kingdom (“UK”). Our Luxembourg companies that file tax returns as a consolidated group generated taxable income for the nine months ended September 30, 2017. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the U.S. and the UK, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2016 and September 30, 2017, our gross unrecognized tax benefits were $36.2 million and $30.8 million, respectively (including interest and penalties), of which $27.9 million and $24.5 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2016 and September 30, 2017, we had recorded reserves for interest and penalties in the amount of $3.1 million and $0.5 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2016, the change in the balance of unrecognized tax benefits consisted of an increase of $1.7 million related to current tax positions, an increase of $0.2 million related to prior tax positions and a decrease of $7.3 million related to expiration of the statutes of limitations on the assessment of certain taxes.

We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the U.S., the UK and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., UK and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2011. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

In March 2014, Intelsat Corporation, Intelsat Global Service LLC, Intelsat General, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. In June 2017, this audit was closed without any adjustments that were material to our results of operations, financial position or cash flows.

On March 29, 2017, the UK Government gave formal notice of its intention to leave the European Union (“EU”). This notice started the two-year negotiation period to establish the withdrawal terms. Once the UK ultimately withdraws from the EU, existing tax reliefs and exemptions on intra-European transactions will likely cease to apply to transactions between UK entities and EU entities. In addition, transactions with non-EU countries, such as the U.S., may also be affected. As of September 30, 2017, all relevant tax laws and treaties remain unchanged and the tax consequences are unknown. Therefore, we have not recognized any impacts of the withdrawal in the income tax provision as of September 30, 2017. We will recognize any impacts to the tax provision when enacted changes in tax laws or treaties between the UK and the EU or individual EU Member States occur, but no later than the date of the withdrawal.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
North America	50%	51%	49%	50%
Europe	14%	13%	14%	13%
Latin America and Caribbean	15%	14%	15%	14%
Africa and Middle East	12%	13%	13%	14%
Asia-Pacific	9%	9%	9%	9%

Approximately 8% and 9% of our revenue was derived from our largest customer during the three months ended September 30, 2016 and 2017, respectively. Approximately 7% and 9% of our revenue was also derived from our largest customer during the nine months ended September 30, 2016 and 2017, respectively. Our ten largest customers accounted for approximately 32% and 36% of our revenue during the three months ended September 30, 2016 and 2017, respectively and approximately 31% and 34% of our revenue during the nine months ended September 30, 2016 and 2017, respectively.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended September 30, 2016		Three Months Ended September 30, 2017		Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2017
On-Network Revenues
Transponder services	$388,372	72%	$383,316	71%	$1,163,185	71%	$1,158,364	72%
Managed services	103,034	19%	111,835	21%	310,470	19%	311,381	19%
Channel	1,873	0%	1,407	0%	7,200	0%	4,100	0%

Total on-network revenues	493,279	91%	496,558	92%	1,480,855	90%	1,473,845	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	39,365	7%	33,594	6%	121,441	7%	103,088	7%
Satellite-related services	10,083	2%	8,607	2%	35,057	2%	33,539	2%

Total off-network and other revenues	49,448	9%	42,201	8%	156,498	10%	136,627	9%

Total	$542,727	100%	$538,759	100%	$1,637,353	100%	$1,610,472	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with our initial public offering (the “IPO”) in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (as amended, the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Executive Chairman (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(e) Horizons 3 Satellite LLC

We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 8(b)—Investments—Horizons-3 Satellite LLC).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of its 7.25% Senior Notes due 2019 and $1.15 billion aggregate principal amount of its 7.5% Senior Notes due 2021 (collectively, the “New Jackson Notes”). The New Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the

“Subsidiary Guarantors”). On July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019 pursuant to the indenture governing such notes.

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7.25% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Connect Finance, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended September 30, 2016 was $0.7 million compared to $1.0 million for the three months ended September 30, 2017. Other comprehensive income for the nine months ended September 30, 2016 was $1.8 million compared to $3.3 million for the nine months ended September 30, 2017. Other comprehensive income except unrealized gain on fair value of derivatives is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson and unrealized gain on fair value of derivatives is attributable to Intelsat Connect.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,012	$48,080	$45,945	$413,618	$252,201	$72,039	$(252,201)	$580,694
Restricted Cash	—	—	—	17,297	1,812	244	(1,812)	17,541
Receivables, net of allowance	6	—	15	142,715	142,398	52,217	(142,398)	194,953
Prepaid expenses and other current assets	2,070	—	—	49,846	49,622	9,430	(51,843)	59,125
Intercompany receivables	—	—	47,395	294,036	—	280,419	(621,850)	—

Total current assets	3,088	48,080	93,355	917,512	446,033	414,349	(1,070,104)	852,313
Satellites and other property and equipment, net	—	—	—	5,941,087	5,941,087	87,308	(5,941,087)	6,028,395
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	360,147	360,147	—	(360,147)	360,147
Investment in affiliates	(3,146,493)	63,084	(935,645)	192,157	192,157	—	3,634,740	—
Other assets	168	—	1,033,328	312,138	312,138	91,255	(1,345,547)	403,480

Total assets	$(3,143,237)	$111,164	$191,038	$12,796,568	$12,325,089	$592,912	$(10,155,672)	$12,717,862

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$31,533	$356	$1,511	$84,945	$84,602	$21,028	$(86,825)	$137,150
Accrued interest payable	—	52,641	26,938	215,451	3,480	—	(3,480)	295,030
Current portion of long-term debt	—	96,527	—	—	—	—	—	96,527
Deferred satellite performance incentives	—	—	—	23,855	23,855	—	(23,855)	23,855
Other current liabilities	—	—	—	212,440	212,440	2,242	(212,440)	214,682
Intercompany payables	510,307	111,543	—	—	2,417,192	—	(3,039,042)	—

Total current liabilities	541,840	261,067	28,449	536,691	2,741,569	23,270	(3,365,642)	767,244
Long-term debt, net of current portion	—	3,168,974	456,618	11,700,121	—	—	(1,205,711)	14,120,002
Deferred satellite performance incentives, net of current portion	—	—	—	220,477	220,477	—	(220,477)	220,477
Deferred revenue, net of current portion	—	—	—	824,245	824,245	148	(824,245)	824,393
Deferred income taxes	—	—	—	156,312	156,312	12,461	(156,392)	168,693
Accrued retirement benefits	—	—	—	175,534	175,534	205	(175,534)	175,739
Other long-term liabilities	—	447	226	118,833	118,833	7,332	(119,280)	126,391
Shareholders’ equity (deficit):	1,190	7,202	—	200	5,558,066	24	(5,565,492)	1,190
Common shares	—	—	—	—	—	—	—	—
Other shareholders’ equity (deficit)	(3,686,267)	(3,326,526)	(294,255)	(935,845)	2,530,053	549,472	1,477,101	(3,686,267)

Total liabilities and shareholders’ equity	$(3,143,237)	$111,164	$191,038	$12,796,568	$12,325,089	$592,912	$(10,155,672)	$12,717,862

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$552	$59,752	$29,985	$495,225	$414,339	$80,510	$(414,339)	$666,024
Receivables, net of allowance	2	—	—	151,345	151,322	51,689	(151,322)	203,036
Prepaid expenses and other current assets	882	3	—	48,320	48,263	6,703	(48,263)	55,908
Intercompany receivables	—	—	8,867	557,959	—	302,118	(868,944)	—

Total current assets	$1,436	$59,755	$38,852	$1,252,849	$613,924	$441,020	$(1,482,868)	$924,968
Satellites and other property and equipment, net	—	—	—	6,096,459	6,096,459	89,383	(6,096,459)	6,185,842
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	391,838	391,838	—	(391,838)	391,838
Investment in affiliates	(3,086,095)	(23,113)	(651,909)	184,804	184,804	—	3,391,509	—
Other assets	169	—	681,910	303,623	303,623	62,123	(985,614)	365,834

Total assets	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$23,153	$—	$10,830	$221,564	$218,897	$27,351	$(218,897)	$282,898
Accrued interest payable	—	13,158	2,287	189,395	3,146	—	(3,146)	204,840
Deferred satellite performance incentives	—	—	—	23,455	23,455	—	(23,455)	23,455
Other current liabilities	—	—	—	219,389	219,389	3,081	(219,389)	222,470
Intercompany payables	502,355	366,589	—	—	2,183,616	—	(3,052,560)	—

Total current liabilities	525,508	379,747	13,117	653,803	2,648,503	30,432	(3,517,447)	733,663
Long-term debt, net of current portion	—	3,467,902	434,627	11,702,378	—	—	(1,406,823)	14,198,084
Deferred satellite performance incentives, net of current portion	—	—	—	210,706	210,706	—	(210,706)	210,706
Deferred revenue, net of current portion	—	—	—	906,521	906,521	223	(906,521)	906,744
Deferred income taxes	—	—	—	156,081	156,081	12,444	(156,161)	168,445
Accrued retirement benefits	—	—	—	186,086	186,086	198	(186,086)	186,284
Other long-term liabilities	—	—	1,554	139,434	139,434	7,093	(139,434)	148,081
Shareholders’ equity (deficit):
Common shares	1,180	7,202	—	200	5,558,066	24	(5,565,492)	1,180
Other shareholders’ equity (deficit)	(3,611,178)	(3,818,209)	(380,445)	(652,109)	2,858,778	542,112	1,449,873	(3,611,178)

Total liabilities and shareholders’ equity	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$6,338	$—	$—	$502,825	$502,828	$121,017	$(594,249)	$538,759

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	68,105	68,105	101,348	(159,447)	78,111
Selling, general and administrative	4,057	84	444	28,845	29,240	14,522	(29,319)	47,873
Depreciation and amortization	—	—	—	174,071	174,071	4,671	(174,071)	178,742

Total operating expenses	4,057	84	444	271,021	271,416	120,541	(362,837)	304,726

Income (loss) from operations	2,281	(84)	(444)	231,804	231,412	476	(231,412)	234,033
Interest expense (income), net	4,232	76,390	(3,397)	188,170	44,250	50	(47,861)	261,834
Loss on early extinguishment of debt	—	(556)	—	(4,564)	—	—	555	(4,565)
Subsidiary income (loss)	(28,439)	44,424	41,471	(2,500)	(2,500)	—	(52,456)	—
Other income (expense), net	(22)	—	—	337	1,383	1,481	(1,382)	1,797

Income (loss) before income taxes	(30,412)	(32,606)	44,424	36,907	186,045	1,907	(236,834)	(30,569)
Provision for (benefit from) income taxes	—	—	—	(4,564)	(4,564)	3,411	4,564	(1,153)

Net income (loss)	(30,412)	(32,606)	44,424	41,471	190,609	(1,504)	(241,398)	(29,416)
Net income attributable to noncontrolling interest	—	—	—	—	—	(996)	—	(996)

Net income (loss) attributable to Intelsat S.A.	$(30,412)	$(32,606)	$44,424	$41,471	$190,609	$(2,500)	$(241,398)	$(30,412)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$493,318	$493,321	$141,605	$(585,517)	$542,727

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	67,878	67,878	112,769	(160,065)	88,460
Selling, general and administrative	1,941	42	37,707	34,628	19,266	(34,636)	58,948
Depreciation and amortization	—	—	170,625	170,625	4,284	(170,625)	174,909

Total operating expenses	1,941	42	276,210	273,131	136,319	(365,326)	322,317

Income (loss) from operations	(1,941)	(42)	217,108	220,190	5,286	(220,191)	220,410
Interest expense (income), net	3,631	68,137	171,604	45,350	(333)	(45,350)	243,039
Gain on early extinguishment of debt	—	—	219,560	—	—	—	219,560
Subsidiary income	201,194	274,492	10,111	10,111	—	(495,908)	—
Other income (expense), net	—	—	(213)	811	537	(811)	(324)

Income before income taxes	195,622	206,313	274,962	185,762	6,156	(671,560)	197,255
Provision for income taxes	—	—	463	463	187	(463)	650

Net income	195,622	206,313	274,499	185,299	5,969	(671,097)	196,605
Net income attributable to noncontrolling interest	—	—	—	—	(983)	—	(983)

Net income attributable to Intelsat S.A.	$195,622	$206,313	$274,499	$185,299	$4,986	$(671,097)	$195,622

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$12,824	$—	$—	$1,497,003	$1,497,012	$385,904	$(1,782,271)	$1,610,472

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	207,118	207,118	320,041	(492,274)	242,003
Selling, general and administrative	16,375	524	1,201	86,987	85,507	45,349	(83,600)	152,343
Depreciation and amortization	—	—	—	521,586	521,586	13,798	(521,586)	535,384

Total operating expenses	16,375	524	1,201	815,691	814,211	379,188	(1,097,460)	929,730

Income (loss) from operations	(3,551)	(524)	(1,201)	681,312	682,801	6,716	(684,811)	680,742
Interest expense (income), net	11,666	228,817	(11,222)	537,014	134,932	196	(145,223)	756,180
Gain (loss) on early extinguishment of debt	—	209,771	6	(4,612)	—	—	(209,274)	(4,109)
Subsidiary income (loss)	(73,553)	147,010	136,980	670	670	—	(211,777)	—
Other income (expense), net	(7)	—	(3)	3,239	3,854	585	(3,854)	3,814

Income (loss) before income taxes	(88,777)	127,440	147,004	143,595	552,393	7,105	(964,493)	(75,733)
Provision for income taxes	—	—	—	6,615	6,615	3,510	(6,615)	10,125

Net income (loss)	(88,777)	127,440	147,004	136,980	545,778	3,595	(957,878)	(85,858)
Net income attributable to noncontrolling interest	—	—	—	—	—	(2,919)	—	(2,919)

Net income (loss) attributable to Intelsat S.A.	$(88,777)	$127,440	$147,004	$136,980	$545,778	$676	$(957,878)	$(88,777)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$1,490,614	$1,490,623	$422,785	$(1,766,669)	$1,637,353

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	192,734	192,734	337,619	(468,753)	254,334
Selling, general and administrative	6,186	152	111,687	108,040	57,246	(108,067)	175,244
Depreciation and amortization	—	—	506,816	506,816	14,053	(506,816)	520,869

Total operating expenses	6,186	152	811,237	807,590	408,918	(1,083,636)	950,447

Income (loss) from operations	(6,186)	(152)	679,377	683,033	13,867	(683,033)	686,906
Interest expense (income), net	10,026	204,599	489,419	138,554	(9,107)	(138,554)	694,937
Gain on early extinguishment of debt	—	—	350,962	—	—	—	350,962
Subsidiary income	343,591	565,357	34,248	34,248	—	(977,444)	—
Other income (expense), net	(2)	—	(5,270)	1,457	4,187	(1,456)	(1,084)

Income before income taxes	327,377	360,606	569,898	580,184	27,161	(1,523,379)	341,847
Provision for (benefit from) income taxes	—	—	12,300	12,300	(762)	(12,300)	11,538

Net income	327,377	360,606	557,598	567,884	27,923	(1,511,079)	330,309
Net income attributable to noncontrolling interest	—	—	—	—	(2,932)	—	(2,932)

Net income attributable to Intelsat S.A.	$327,377	$360,606	$557,598	$567,884	$24,991	$(1,511,079)	$327,377

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$205	$(141,980)	$8,419	$566,576	$678,348	$10,873	$(680,349)	$442,092

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	(393,091)	(393,091)	(11,031)	393,091	(404,122)
Repayment from (disbursements for) intercompany loans	—	—	—	(603)	(603)	—	1,206	—
Investment in subsidiaries	—	(7,144)	—	(30,460)	(23,960)	—	61,564	—
Dividend from affiliates	—	139,454	139,454	11,595	11,595	—	(302,098)	—
Purchase of cost method investments	—	—	—	(16,000)	(16,000)	—	16,000	(16,000)
Capital contributions to unconsolidated affiliates	—	—	—	(2,271)	—	(21,084)	—	(23,355)
Proceeds from insurance settlements	—	—	—	28,351	28,351	—	(28,351)	28,351

Net cash provided by (used in) investing activities	—	132,310	139,454	(402,479)	(393,708)	(32,115)	141,412	(415,126)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	1,500,000	—	—	—	1,500,000
Repayments of long-term debt	—	—	—	(1,500,000)	—	—	—	(1,500,000)
Proceeds from (repayment of) intercompany borrowing	—	—	—	—	—	603	(603)	—
Debt issuance costs		(2,002)		(21,186)			2,000	(21,188)
Payments on debt exchange	—	—	(14)	—	—	—	—	(14)
Dividends paid to preferred shareholders	—	—	—	—	(8,724)	—	8,724	—
Other payments for satellites	—	—	—	(35,396)	(35,396)	—	35,396	(35,396)
Capital contribution from parent		—	7,144	—	48,946	30,460	(86,550)	—
Dividends to shareholders	—	—	(139,454)	(139,454)	(417,425)	(11,595)	707,928	—
Principal payments on deferred satellite performance incentives	—	—	—	(33,976)	(33,976)	—	33,976	(33,976)
Dividends paid to noncontrolling interest	—	—	—	—	—	(6,596)	—	(6,596)
Restricted cash for collateral	—	—	—	(17,292)	(1,808)	(238)	1,808	(17,530)
Other financing activities	263	—	414	—	—	—	1	678

Net cash provided by (used in) financing activities	263	(2,002)	(131,910)	(247,304)	(448,383)	12,634	702,680	(114,022)

Effect of exchange rate changes on cash and cash equivalents	(8)	—	(3)	1,600	1,605	137	(1,605)	1,726

Net change in cash and cash equivalents	460	(11,672)	15,960	(81,607)	(162,138)	(8,471)	162,138	(85,330)
Cash and cash equivalents, beginning of period	552	59,752	29,985	495,225	414,339	80,510	(414,339)	666,024

Cash and cash equivalents, end of period	$1,012	$48,080	$45,945	$413,618	$252,201	$72,039	$(252,201)	$580,694

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(9,846)	$223,309	$706,220	$1,190,405	$(323,688)	$(1,190,405)	$595,995

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(607,964)	(607,964)	(12,507)	607,964	(620,471)
Repayment from (disbursements for) intercompany loans	4,895	—	—	—	359,237	(364,132)	—
Investment in subsidiaries	(5,357)	—	(5,877)	(5,877)	—	17,111	—
Dividend from affiliates	—	134,700	6,765	6,765	—	(148,230)	—
Purchase of cost method investment	—	—	(4,000)	(4,000)	—	4,000	(4,000)
Capital contributions to unconsolidated affiliates	—	—	—	—	(5,490)	—	(5,490)
Other investing activities	—	—	—	—	(1,188)	—	(1,188)

Net cash provided by (used in) investing activities	(462)	134,700	(611,076)	(611,076)	340,052	116,713	(631,149)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	1,250,000	—	—	—	1,250,000
Repayments of long-term debt	—	—	(328,569)	—	—	—	(328,569)
Proceeds from (repayment of) intercompany borrowing	—	—	(364,132)	(12,438)	—	376,570	—
Debt issuance costs	—	—	(25,809)	—	—	—	(25,809)
Payments on tender, debt exchange and consent	—	—	(34,009)	—	—	—	(34,009)
Dividends paid to preferred shareholders	(4,959)	—	—	—	—	—	(4,959)
Payments for satellites	—	—	(18,333)	(18,333)	—	18,333	(18,333)
Capital contribution from parent	—	—	—	78,045	11,234	(89,279)	—
Dividends to shareholders	—	—	(134,700)	(393,137)	(6,765)	534,602	—
Principal payments on deferred satellite performance incentives	—	—	(12,734)	(12,734)	—	12,734	(12,734)
Dividends paid to noncontrolling interest	—	—	—	—	(6,765)	—	(6,765)
Other financing activities	—	—	1,942	—	—	—	1,942

Net cash provided by (used in) financing activities	(4,959)	—	333,656	(358,597)	(2,296)	852,960	820,764

Effect of exchange rate changes on cash and cash equivalents	(2)	—	(497)	(490)	1,215	490	716

Net change in cash and cash equivalents	(15,269)	358,009	428,303	220,242	15,283	(220,242)	786,326
Cash and cash equivalents, beginning of period	16,941	760	109,959	89,641	43,881	(89,641)	171,541

Cash and cash equivalents, end of period	$1,672	$358,769	$538,262	$309,883	$59,164	$(309,883)	$957,867

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our Global Network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are critical components of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Terminated Combination Agreement with OneWeb and Share Purchase Agreement with SoftBank

In February 2017, Intelsat entered into a combination agreement (as amended, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), which provided for a combination of the businesses of Intelsat and OneWeb pursuant to a merger (the “OneWeb Combination”), and Intelsat entered into a share purchase agreement (as amended, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”), which provided for a cash investment by SoftBank in exchange for shares of Intelsat (the “SoftBank Investment” and, together with the OneWeb Combination, the “OneWeb/SoftBank Transactions”). The consummation of the OneWeb/SoftBank Transactions was conditioned on the successful completion of debt exchange offers for certain outstanding notes of Intelsat Jackson, Intelsat Luxembourg and ICF. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and Intelsat subsequently received termination notices from OneWeb and SoftBank terminating the Combination Agreement and Share Purchase Agreement, respectively.

Results of Operations

Three Months Ended September 30, 2016 and 2017

The following table sets forth our comparative statements of income for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended	Three Months Ended	Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2017
	September 30, 2016	September 30, 2017	Increase (Decrease)	Percentage Change
Revenue	$542,727	$538,759	$(3,968)	(1)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	88,460	78,111	(10,349)	(12)
Selling, general and administrative	58,948	47,873	(11,075)	(19)
Depreciation and amortization	174,909	178,742	3,833	2

Total operating expenses	322,317	304,726	(17,591)	(5)

Income from operations	220,410	234,033	13,623	6
Interest expense, net	243,039	261,834	18,795	8
Gain (loss) on early extinguishment of debt	219,560	(4,565)	(224,125)	NM
Other income, net	324	1,797	1,473	NM

Income (loss) before income taxes	197,255	(30,569)	(227,824)	NM
Provision for (benefit from) income taxes	650	(1,153)	(1,803)	NM

Net income (loss)	196,605	(29,416)	(226,021)	NM
Net income attributable to noncontrolling interest	(983)	(996)	13	1

Net income (loss) attributable to Intelsat S.A.	$195,622	$(30,412)	$(226,034)	NM

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$388,372	$383,316	$(5,056)	(1)%
Managed services	103,034	111,835	8,801	9
Channel	1,873	1,407	(466)	(25)

Total on-network revenues	493,279	496,558	3,279	1
Off-Network and Other Revenues
Transponder, MSS and other off-network services	39,365	33,594	(5,771)	(15)
Satellite-related services	10,083	8,607	(1,476)	(15)

Total off-network and other revenues	49,448	42,201	(7,247)	(15)

Total	$542,727	$538,759	$(3,968)	(1)%

Total revenue for the three months ended September 30, 2017 decreased by $4.0 million, or 1%, as compared to the three months ended September 30, 2016. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $5.1 million, primarily due to a $10.4 million decrease in revenue from network services customers, partially offset by a $4.9 million increase in revenue from media customers. The network services decline was primarily due to non-renewals and contraction of services for enterprise and wireless infrastructure in the Latin America, Europe, and Asia-Pacific regions. The decline in network services customer revenues was partially offset by revenue recovery from a customer in Latin America. The increase in media revenue resulted primarily from growth in direct-to-home (“DTH”) television services in Africa, partially offset by non-renewals and termination of services related in part to the end of life of certain satellites. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate increase of $8.8 million, largely due to an increase of $13.5 million in revenue related to advanced payments forfeited and fees paid by a customer upon partial termination of services and an increase of $4.3 million in revenue from network services customers for broadband solutions for maritime mobility and aero applications. These increases were partially offset by a decrease of $4.9 million in revenue from our network services customers for point-to-point trunking applications, which are switching to fiber alternatives, and a decrease of $3.8 million in managed services for our government applications, primarily related to the previously announced termination of a contract.

•	Channel—an aggregate decrease of $0.5 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $5.8 million, primarily due to decreases in services for government applications, largely related to sales of customer premises equipment that occurred in 2016, partially offset by increased revenue from third-party services for a media customer.

•	Satellite-related services—an aggregate decrease of $1.5 million, primarily resulting from decreased revenue from support for third-party satellites and the previously announced termination of a government contract.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $10.3 million, or 12%, to $78.1 million for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. The decrease was primarily due to the following:

•	a decrease of $8.2 million largely due to lower costs of sales for customer premises equipment related to our government customer set and declines in costs of our satellite-related services business, and of our off-network fixed satellite services and managed services purchased in support of our government business; and

•	a decrease of $1.4 million in staff-related expenses.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $11.1 million, or 19%, to $47.9 million for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. The decrease was primarily due to the following:

•	a decrease of $8.0 million in bad debt expense largely in the Latin America region; and

•	a decrease of $2.3 million in staff-related expenses.

Depreciation and Amortization

Depreciation and amortization expense increased by $3.8 million, or 2%, to $178.7 million for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. Significant items impacting depreciation and amortization included:

•	an increase of $18.8 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $3.5 million in depreciation expense resulting from the impact of certain ground segment assets placed in service; partially offset by

•	a decrease of $17.0 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•	a decrease of $1.6 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of gross interest expense, offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $18.8 million, or 8%, to $261.8 million for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. The increase in interest expense, net was principally due to:

•	an increase of $12.3 million in interest expense primarily driven by our new debt issuances with higher interest rates, partially offset by certain debt repurchases and exchanges in 2016 and 2017; and

•	an increase of $6.3 million from lower capitalized interest, primarily resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $12.3 million for the three months ended September 30, 2017. The non-cash interest expense was due to the amortization of deferred financing fees and the amortization and accretion of discounts and premiums.

Gain (Loss) on Early Extinguishment of Debt

Loss on early extinguishment of debt was $4.6 million for the three months ended September 30, 2017, as compared to a gain of $219.6 million for the three months ended September 30, 2016. The loss of $4.6 million was associated with the repurchase of $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019 (the “2019 Jackson Notes”) in July 2017 (see—Liquidity and Capital Resources—Long-Term Debt). The gain of $219.6 million was associated with the repurchase of $673.5 million aggregate principal amount of Intelsat Jackson’s outstanding 6.625% Senior Notes due 2022 (the “2022 Jackson Notes”). The respective loss and gain consisted of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium, if applicable, and unamortized debt issuance costs.

Other Income (Expense), Net

Other income, net was $1.8 million for the three months ended September 30, 2017, as compared to $0.3 million for the three months ended September 30, 2016. The variance of $1.5 million was primarily due to a $1.5 million increase in income mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Income tax benefit increased by $1.8 million to $1.2 million for the three months ended September 30, 2017, as compared to income tax expense of $0.7 million for the three months ended September 30, 2016. The increase was principally due to lower income in the three months ended September 30, 2017.

Cash paid for income taxes, net of refunds, totaled $11.4 million and $3.9 million for the three months ended September 30, 2017 and 2016, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A was $30.4 million for the three months ended September 30, 2017, as compared to net income attributable to Intelsat S.A. of $195.6 million for the three months ended September 30, 2016. The change reflects the various items discussed above.

Nine Months Ended September 30, 2016 and 2017

The following table sets forth our comparative statements of income for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Nine Months Ended	Nine Months Ended	Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2017
	September 30, 2016	September 30, 2017	Increase (Decrease)	Percentage Change
Revenue	$1,637,353	$1,610,472	$(26,881)	(2)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	254,334	242,003	(12,331)	(5)
Selling, general and administrative	175,244	152,343	(22,901)	(13)
Depreciation and amortization	520,869	535,384	14,515	3

Total operating expenses	950,447	929,730	(20,717)	(2)

Income from operations	686,906	680,742	(6,164)	(1)
Interest expense, net	694,937	756,180	61,243	9
Gain (loss) on early extinguishment of debt	350,962	(4,109)	(355,071)	NM
Other income (expense), net	(1,084)	3,814	4,898	NM

Income (loss) before income taxes	341,847	(75,733)	(417,580)	NM
Provision for income taxes	11,538	10,125	(1,413)	(12)

Net income (loss)	330,309	(85,858)	(416,167)	NM
Net income attributable to noncontrolling interest	(2,932)	(2,919)	(13)	(0)

Net income (loss) attributable to Intelsat S.A.	$327,377	$(88,777)	$(416,154)	NM

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,163,185	$1,158,364	$(4,821)	(0)%
Managed services	310,470	311,381	911	0
Channel	7,200	4,100	(3,100)	(43)

Total on-network revenues	1,480,855	1,473,845	(7,010)	(0)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	121,441	103,088	(18,353)	(15)
Satellite-related services	35,057	33,539	(1,518)	(4)

Total off-network and other revenues	156,498	136,627	(19,871)	(13)

Total	$1,637,353	$1,610,472	$(26,881)	(2)%

Total revenue for the nine months ended September 30, 2017 decreased by $26.9 million, or 2%, as compared to the nine months ended September 30, 2016. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $4.8 million, primarily due to a $45.3 million decrease in revenue from network services customers, partially offset by a $38.5 million increase in revenue from media customers and a $2.0 million increase from government customers. The network services decline was mainly due to non-renewals and lower pricing on renewing wide-beam services for enterprise and wireless infrastructure related to activity from customers in the Africa, Europe, Asia-Pacific, and Middle East regions. The increase in media revenue resulted primarily from growth in DTH television services in Latin America and Africa and certain collections of customer contracts, partially offset by declines in the North America, Europe and Middle East regions. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate increase of $0.9 million, largely due to an increase of $17.7 million in revenue from network services customers for broadband services for maritime mobility and aero applications as well as a net increase of $5.3 million in managed video solutions in large part due to advanced payments forfeited and fees paid by a customer upon partial termination of services. This increase was partially offset by a decrease of $11.4 million primarily from network services customers for point-to-point trunking applications, which are switching to fiber alternatives, a decrease of $6.1 million in managed services for our government applications primarily due to the previously announced termination of a contract and a $3.6 million decrease in occasional video services.

•	Channel—an aggregate decrease of $3.1 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $18.4 million, primarily due to the previously announced termination of a government contract, partially offset by increased revenue from third-party services for a media customer.

•	Satellite-related services— an aggregate decrease of $1.5 million, primarily resulting from the previously announced termination of a government contract and decreased revenue from support for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $12.3 million, or 5%, to $242.0 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The decrease was primarily due to the following:

•	a decrease of $22.4 million largely due to lower costs of sales for customer premises equipment and lower third-party costs for off-network services associated with our government business; and

•	a decrease of $2.5 million in staff-related expenses; partially offset by

•	an increase of $6.6 million due to increases in direct costs associated with capacity provided through an Intelsat payload on a third-party satellite.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $22.9 million, or 13%, to $152.3 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The decrease was primarily due to the following:

•	a decrease of $32.0 million in bad debt expense primarily related to two customers in the Latin America region; and

•	a decrease of $5.7 million in staff-related expenses; partially offset by

•	an increase of $14.8 million in professional fees primarily due to our liability management initiatives and other costs related to the OneWeb/SoftBank Transactions referred to above.

Depreciation and Amortization

Depreciation and amortization expense increased by $14.5 million, or 3%, to $535.4 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. Significant items impacting depreciation and amortization included:

•	an increase of $67.5 million in depreciation expense resulting from the impact of satellites placed in service; and

•	an increase of $4.0 million in depreciation expense resulting from the impact of certain ground segment assets placed in service; partially offset by

•	a decrease of $50.1 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•	a decrease of $4.7 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net increased by $61.2 million, or 9%, to $756.2 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The increase in interest expense, net was principally due to:

•	an increase of $29.4 million in interest expense primarily driven by our new debt issuances with higher interest rates, partially offset by certain debt repurchases and exchanges in 2016 and 2017; and

•	an increase of $30.1 million from lower capitalized interest, primarily resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $36.2 million for the nine months ended September 30, 2017. The non-cash interest expense was due to the amortization of deferred financing fees and the amortization and accretion of discounts and premiums.

Gain (Loss) on Early Extinguishment of Debt

Loss on early extinguishment of debt was $4.1 million for the nine months ended September 30, 2017, compared to a gain of $351.0 million for the nine months ended September 30, 2016. The loss of $4.1 million is primarily associated with the repurchase of $1.5 billion aggregate principal amount of the 2019 Jackson Notes in July 2017 (see—Liquidity and Capital Resources—Long-Term Debt). The gain of $351.0 million was associated with repurchases of 2022 Jackson Notes. The respective loss and gain consisted of the difference between the carrying value of the debt repurchased and total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt premium, if applicable, and unamortized debt issuance costs.

Other Income (Expense), Net

Other income, net was $3.8 million for the nine months ended September 30, 2017, as compared to other expense, net of $1.1 million for the nine months ended September 30, 2016. The variance of $4.9 million was primarily due to a $4.3 million decrease in expense mainly related to our business conducted in Brazilian reais.

Provision for Income Taxes

Income tax expense decreased by $1.4 million, or 12% to $10.1 million for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The decrease was principally due to lower income in the nine months ended September 30, 2017.

Cash paid for income taxes, net of refunds, totaled $30.4 million and $18.0 million for the nine months ended September 30, 2017 and 2016, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A was $88.8 million for the nine months ended September 30, 2017, as compared to net income attributable to Intelsat S.A. of $327.4 million for the nine months ended September 30, 2016. The change reflects the various items discussed above.

EBITDA

EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net income (loss)	$196,605	$(29,416)	$330,309	$(85,858)
Add (Subtract):
Interest expense, net	243,039	261,834	694,937	756,180
Loss (gain) on early extinguishment of debt	(219,560)	4,565	(350,962)	4,109
Provision for (benefit from) income taxes	650	(1,153)	11,538	10,125
Depreciation and amortization	174,909	178,742	520,869	535,384

EBITDA	$395,643	$414,572	$1,206,691	$1,219,940

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net income (loss)	$196,605	$(29,416)	$330,309	$(85,858)

Add (Subtract):
Interest expense, net	243,039	261,834	694,937	756,180
Loss (gain) on early extinguishment of debt	(219,560)	4,565	(350,962)	4,109
Provision for (benefit from) income taxes	650	(1,153)	11,538	10,125
Depreciation and amortization	174,909	178,742	520,869	535,384

EBITDA	395,643	414,572	1,206,691	1,219,940

Add :
Compensation and benefits(1)	4,855	4,494	18,028	13,848
Non-recurring and other non-cash items(2)	4,375	1,385	8,564	14,417

Adjusted EBITDA	$404,873	$420,451	$1,233,283	$1,248,205

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities; professional fees related to our liability management initiatives in 2016 and 2017; professional fees associated with the OneWeb/SoftBank Transactions referred to above; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

B. Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At September 30, 2017, the aggregate principal amount of our debt outstanding not held by affiliates was $14.5 billion. Our interest expense, net for the nine months ended September 30, 2017 was $756.2 million, which included $36.2 million of non-cash interest expense. We also expect to make significant capital expenditures in 2017 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At September 30, 2017, cash and cash equivalents were approximately $580.7 million. In addition, $17.5 million of restricted cash was included within current assets on the condensed consolidated balance sheet as compensating balances against certain letters of credit outstanding.

We currently expect to use cash on hand, cash flows from operations, and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($894.5 million and $870.4 million in 2015 and 2016, respectively) and significant capital expenditures ($724.4 million and $714.6 million in 2015 and 2016, respectively). Our total capital expenditures are expected to range from $500 million to $550 million in 2017, $400 million to $475 million in 2018 and $400 million to $500 million in 2019. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings or use cash to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017
Net cash provided by operating activities	$595,995	$442,092
Net cash used in investing activities	(631,149)	(415,126)
Net cash provided by (used in) financing activities	820,764	(114,022)
Net change in cash and cash equivalents	786,326	(85,330)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $153.9 million to $442.1 million for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. The decrease was due to a $65.2 million decrease in net income and changes in non-cash items and an $88.7 million decrease from changes in operating assets and liabilities. The primary drivers of the decrease in operating assets and liabilities were higher outflows related to the amount and timing of interest payments, lower inflows related to a reduction in customer prepayments received under our long-term service contracts, and higher outflows for accounts payable and accrued expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $216.0 million to $415.1 million during the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. The decrease was primarily due to lower capital expenditures and insurance proceeds received related to Intelsat 33e, partially offset by an increase in capital contributions to a joint venture and an increase in cost method investments.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities decreased by $934.8 million to a net outflow of $114.0 million during the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The decrease was primarily due to higher repayments of long-term debt due to the satisfaction and discharge of $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019 in July 2017, partially offset by higher proceeds received from the issuance of long-term debt, driven by the offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 completed by Intelsat Jackson in July 2017.

Supplemental Disclosures of Non-cash Financing Activities

As of September 30, 2017, $17.5 million of cash was legally restricted, being held as a compensating balance for certain outstanding letters of credit.

Long-Term Debt

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Intelsat Jackson was required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

In January 2017, Intelsat Jackson permanently reduced the revolving credit commitments under the Intelsat Jackson Secured Credit Agreement from $450 million to $35 million. In June 2017, Intelsat Jackson terminated all remaining commitments under its revolving credit facility.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.70 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.15 to 1.00 as of September 30, 2017.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF, together with $25 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

Intelsat Jackson, Intelsat Luxembourg and ICF Exchange Offers Related to the Combination Agreement

In March 2017, in connection with the Combination Agreement, each of ICF, Intelsat Jackson and Intelsat Luxembourg commenced offers to exchange any and all of their respective outstanding senior unsecured notes. In June 2017, Intelsat announced that the debt exchange offers had expired without sufficient tenders having been received, and accordingly had been terminated.

July 2017 Intelsat Jackson Senior Notes Refinancing

On July 5, 2017, Intelsat Jackson completed an offering of $1.5 billion aggregate principal amount of 9.75% Senior Notes due 2025 (the “2025 Jackson Notes”). These notes are guaranteed by all of Intelsat Jackson’s subsidiaries that guarantee its obligations under the Intelsat Jackson Secured Credit Agreement and senior notes, as well as by certain of Intelsat Jackson’s parent entities. Also on July 5, 2017, the net proceeds from the sale of the 2025 Jackson Notes were used, along with other available cash, to satisfy and discharge all $1.5 billion aggregate principal amount of Intelsat Jackson’s 7.25% Senior Notes due 2019. In connection with the satisfaction and discharge, we recognized a loss on early extinguishment of debt of $4.6 million, consisting of the difference between the carrying value of the debt redeemed and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 89% of our total contracted backlog as of September 30, 2017 related to contracts that were non-cancelable and approximately 10% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog was approximately $7.9 billion as of September 30, 2017. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. Our total capital expenditures are expected to range from $500 million to $550 million in 2017, $400 million to $475 million in 2018 and $400 million to $500 million in 2019.

Between 2017 and 2019, we have two satellites which are in the manufacturing and design phase, or recently launched. In addition, we are working on two other satellites, including a custom payload being built on a third-party satellite and a joint venture satellite. In 2017, we successfully launched three satellites—February 2017 launch of Intelsat 32e, July 2017 launch of Intelsat 35e, and September 2017 launch of Intelsat 37e. The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10% as a result of the net new capacity entering service between January 1, 2017 and December 31, 2019. This reflects the incremental capacity related to the launches of the Intelsat EpicNG high-throughput satellites, of which five are expected to enter service during the fiscal years 2017, 2018 and 2019, net of satellites de-orbited or moved to inclined orbit service.

Payments for satellites and other property and equipment during the nine months ended September 30, 2017 were $439.5 million, which includes $404.1 million and $35.4 million in cash flows from investing activities and cash flows from financing activities, respectively, in our consolidated statements of cash flows. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.

Off-Balance Sheet Arrangements

At September 30, 2017, we had an off-balance sheet commitment of $4.4 million which we expect to pay through 2019 for development expenses.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in ASU 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

•	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The standard affects certain narrow aspects of the guidance issued in ASU 2014-09.

We are still in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method. We are finalizing our accounting positions under ASU 2014-09, as amended, including the significant judgments and estimates required. We are evaluating and directing the implementation of the new revenue recognition standard and related amendments.

In preparation for adoption of the new guidance, we have assessed contracts entered into with key customers and other forms of agreements with customers globally and have evaluated the provisions under the five-step model specified by the new guidance. Based on our initial assessment, we anticipate that the adoption of the new standard will impact the amount of total consideration for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to all performance obligations in arrangements, accounting for contract modifications, and additional disclosures. We have identified all contracts with prepayment provisions and determined that certain contracts contain a significant financing component primarily due to the length of time between when payment is received and when the transfer of services to the customer occurs. Further, we currently expense sales commissions under our sales incentive program as incurred. Under the new standard, we believe we will be required to defer and amortize a portion of these commissions as contract costs over the life of the contract.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, and for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During both the three months and nine months ended September 30, 2016, the amendments in ASU 2016-18 would have resulted in reclassification of $480.2 million, currently presented as debt financing and restricted cash received under supplemental disclosure of non-cash financing activities, to proceeds from issuance of long-term debt under cash flows from financing activities. During both the three months and nine months ended September 30, 2017, the amendments in ASU 2016-18 would have resulted in elimination of $17.5 million, currently presented as restricted cash – letters of credit collateral under supplemental disclosure of non-cash financing activities, and elimination of $17.5 million outflow from restricted cash for collateral.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to retained earnings on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to retained earnings to be between $4 million and $10 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we expect the amendments in ASU 2017-04 to simplify the process of testing for goodwill impairment, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which is intended to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under ASU 2017-09 modification accounting is required only if the fair value (or calculated intrinsic value, if those amounts are being used to measure the award under ASC 718), the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance. The amendment should be applied prospectively to an award modified on or after the adoption date. We do not anticipate this ASU will have a material impact on our consolidated financial statements and associated disclosures. We will continue to evaluate the impact of ASU 2017-09 as any modifications will occur.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

At December 31, 2016 and September 30, 2017, approximately 79% of our debt, or $11.4 billion principal amount was fixed-rate debt. We perform interest rate sensitivity analyses on our variable-rate debt. Based on the level of fixed-rate debt outstanding at September 30, 2017, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $425.0 million. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $31.0 million on our consolidated statements of operations and cash flows as of September 30, 2017. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2016.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2016.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: October 26, 2017	By	/S/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: October 26, 2017	By	/S/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer